Exhibit 99.1



INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
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Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc,
Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 October 2005 - 31 October 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans
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Number of Mortgage Loans in Pool                                312,829

Current Balance - Trust Mortgage Assets                    (GBP)30,387,282,979

Current Balance - Trust Cash and other Assets              (GBP)2,007,530,233

Last Months Closing Trust Assets                           (GBP)34,118,588,012

Funding share                                              (GBP)16,829,481,215

Funding 2 share                                            (GBP)11,510,636,027

Funding and Funding 2 share                                (GBP)28,340,117,242

Funding and Funding 2 Share Percentage                           87.48%

Seller Share*                                              (GBP)4,054,695,969

Seller Share Percentage                                         12.52%

Minimum Seller Share (Amount)*                             (GBP)2,077,090,203

Minimum Seller Share (% of Total)                                 6.41%

Excess Spread last quarter annualised (% of Total)                0.36%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans
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                   Number    Principal (GBP)   Arrears (GBP)    By Principal (%)

> = 1 < 3 Months   5,252      531,689,057        4,509,073        1.75%

> = 3 < 6 Months   1,036      101,271,934        2,387,439        0.33%

> = 6 < 9 Months    209        20,844,909         829,737         0.07%

> = 9 < 12 Months    23         2,136,471         120,214         0.01%

> = 12 Months        3           306,796          21,794          0.00%

Total              6,523      656,249,167        7,868,257        2.16%
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



Properties in Possession

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                        Number          Principal (GBP)     Arrears (GBP)

Total (since inception)  748              54,826,236           2,686,692
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Properties in Possession                                        265

Number Brought Forward                                          214

Repossessed (Current Month)                                     51

Sold (since inception)                                          483

Sold (current month)                                            47

Sale Price / Last Loan Valuation                               1.05

Average Time from Possession to Sale (days)                     128

Average Arrears at Sale                                    (GBP)3,377

Average Principal Loss (Since inception)*                  (GBP)1,100

Average Principal Loss (current month)**                   (GBP)1,446

MIG Claims Submitted                                             9

MIG Claims Outstanding                                           0

Average Time from Claim to Payment                              104
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                             Number        Principal (GBP)

Substituted this period                        0              (GBP)0

Substituted to date (since 26 March 2001)   702,608      (GBP)64,972,043,118
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CPR Analysis

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                                                             % of CPR

Current Month % of CPR - Removals*                            57.50%

Previous Month % of CPR - Removals*                           56.30%

Current Month % of CPR - Non-Removals**                       42.50%

Previous Month % of CPR - Non-Removals**                      43.70%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g.
Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


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                                         Monthly            Annualised

Current Month CPR Rate - Total            6.34%               54.40%

Previous Month CPR Rate - Total           5.25%               47.65%
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Weighted Average Seasoning (by value) Months                   25.14

Weighted Average Remaining Term (by value) Years               20.81

Average Loan Size                                          (GBP)97,137

Weighted Average LTV (by value)                               75.63%

Weighted Average Indexed LTV (by value)                       67.83%

Non Verified (by value)                                       42.91%
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Product Breakdown

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Fixed Rate (by balance)                                       54.08%

Together (by balance)                                         21.11%

Capped (by balance)                                            0.48%

Variable (by balance)                                         19.74%

Tracker (by balance)                                           4.59%

Total                                                         100.00%
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Geographic Analysis

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                      Number    % of Total      Value (GBP)          % of Total

East Anglia           6,223       1.99%        612,782,668            2.02%

East Midlands         21,835      6.98%       1,926,670,360           6.34%

Greater London        37,914      12.12%      5,914,615,389          19.46%

North                 31,673      10.12%      2,033,747,178           6.69%

North West            41,388      13.23%      3,284,576,578          10.81%

Scotland              42,314      13.53%      2,969,493,857           9.77%

South East            46,761      14.95%      6,137,627,976          20.20%

South West            20,369      6.51%       2,237,775,682           7.36%

Wales                 12,626      4.04%       1,004,558,768           3.31%

West Midlands         20,557      6.57%       1,897,322,716           6.24%

Yorkshire             31,169      9.96%       2,368,111,808           7.79%

Total                312,829       100%       30,387,282,979          100%
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LTV Levels Breakdown

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                                  Number        Value (GBP)          % of Total

0% < 25%                          12,396       462,021,749            1.52%

> = 25% < 50%                     38,769      2,923,333,074           9.62%

> = 50% < 55%                     12,338      1,155,622,722           3.80%

> = 55% < 60%                     13,265      1,305,393,384           4.30%

> = 60% < 65%                     15,206      1,593,589,091           5.24%

> = 65% < 70%                     18,609      1,929,686,220           6.35%

> = 70% < 75%                     23,027      2,530,598,657           8.33%

> = 75% < 80%                     23,070      2,714,199,316           8.93%

> = 80% < 85%                     39,636      4,516,290,326          14.86%

> = 85% < 90%                     36,485      3,922,898,656          12.91%

> = 90% < 95%                     54,595      4,947,047,678          16.28%

> = 95% < 100%                    24,673      2,326,468,971           7.66%

> = 100%                           760         60,133,134             0.20%

Total                            312,829      30,387,282,979         100.0%
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Repayment Method

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                                  Number        Value (GBP)          % of Total

Endowment                         18,842      1,433,598,162           4.72%

Interest Only                     62,510      9,168,872,433          30.17%

Pension Policy                     449         43,841,937             0.14%

Personal Equity Plan               825         59,576,603             0.20%

Repayment                        230,203      19,681,393,843         64.77%

Total                            312,829      30,387,282,979         100.00%
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Employment Status

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                                  Number        Value (GBP)          % of Total

Full Time                        271,042      24,816,850,473         81.67%

Part Time                         4,079        278,287,110            0.92%

Retired                            459         16,428,892             0.05%

Self Employed                     34,272      5,130,578,160          16.88%

Other                             2,977        145,138,344            0.48%

Total                            312,829      30,387,282,979         100.00%
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NR Current Existing Borrowers' SVR                6.59%

Effective Date of Change                    1 September 2005
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



Notes     Granite Master Issuer plc - Series 2005-1

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                     Outstanding          Rating          Reference     Margin
                                     Moodys/S&P/Fitch       Rate

Series 1

A1                  $457,142,000        Aaa/AAA/AAA         4.07%        0.04%

A2             (euro) 571,428,000       Aaa/AAA/AAA         2.18%        0.04%

A3                  $1,100,000,000      Aaa/AAA/AAA         3.97%        0.08%

A4                  $1,100,000,000      Aaa/AAA/AAA         3.99%        0.10%

A5             (euro) 1,500,000,000     Aaa/AAA/AAA         2.23%        0.09%

A6               (GBP)750,000,000        Aaa/AAA/AAA        4.72%        0.12%

B1                  $60,500,000          Aa3/AA/AA          4.02%        0.13%

B2             (euro) 80,000,000         Aa3/AA/AA          2.33%        0.19%

B3               (GBP)55,000,000          Aa3/AA/AA         4.79%        0.19%

M1                  $65,000,000            A2/A/A           4.12%        0.23%

M2              (euro) 79,000,000          A2/A/A           2.42%        0.28%

M3              (GBP)55,000,000            A2/A/A           4.88%        0.28%

C2             (euro) 139,000,000       Baa2/BBB/BBB        2.696%       0.56%

C3              (GBP)60,000,000         Baa2/BBB/BBB        5.16%        0.56%
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

Notes     Granite Master Issuer plc - Series 2005-2

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                        Outstanding       Rating            Reference    Margin
                                         Moodys/S&P/Fitch     Rate

Series 1

A1                  $817,102,194.00        Aaa/AAA/AAA      4.07%         0.04%

A2              (GBP)167,610,706.00        Aaa/AAA/AAA      4.64%         0.05%

A3             (euro) 553,115,331.00       Aaa/AAA/AAA      2.18%         0.05%

A4                  $800,000,000.00        Aaa/AAA/AAA      3.90%         0.08%

A5             (euro) 800,000,000.00       Aaa/AAA/AAA      2.27%         0.14%

A6                  $1,250,000,000.00      Aaa/AAA/AAA      3.95%         0.13%

A7              (GBP)530,200,000.00        Aaa/AAA/AAA      4.75%         0.16%

A8              (GBP)250,000,000.00        Aaa/AAA/AAA      4.75%         0.16%

B1                  $90,000,000.00          Aa3/AA/AA       3.96%         0.14%

B2             (euro) 62,000,000.00         Aa3/AA/AA       2.33%         0.20%

B3              (GBP)35,100,000.00          Aa3/AA/AA       4.79%         0.20%

M1                  $95,000,000.00            A2/A/A        4.06%         0.24%

M2             (euro) 70,000,000.00           A2/A/A        2.43%         0.30%

M3              (GBP)28,100,000.00            A2/A/A        4.91%         0.32%

C1                  $90,000,000.00         Baa2/BBB/BBB     4.32%         0.50%

C2             (euro) 131,700,000.00       Baa2/BBB/BBB     2.68%         0.55%
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Notes     Granite Master Issuer plc - Series 2005-3

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                        Outstanding       Rating            Reference    Margin
                                         Moodys/S&P/Fitch     Rate

Series 1

A1               $1,000,000,000.00           Aaa/AAA/AAA    3.99%        -0.04%
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Notes     Granite Master Issuer plc - Series 2005-4

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                        Outstanding       Rating            Reference    Margin
                                         Moodys/S&P/Fitch     Rate

Series 1

A1                  $1,326,300,000.00      Aaa/AAA/AAA         4.06%    0.03%

A2             (euro) 559,500,000.00       Aaa/AAA/AAA        2.201%    0.04%

A3                  $996,600,000.00        Aaa/AAA/AAA         4.10%    0.07%

A5             (euro) 1,357,300,000.00     Aaa/AAA/AAA         2.26%    0.10%

A6              (GBP)815,400,000.00        Aaa/AAA/AAA         4.70%    0.12%

B1                  $72,500,000.00          Aa3/AA/AA          4.15%    0.12%

B2                  $38,500,000.00          Aa3/AA/AA          4.21%    0.18%

B3              (GBP)19,000,000.00          Aa3/AA/AA          4.76%    0.18%

B4             (euro) 56,900,000.00         Aa3/AA/AA          2.34%    0.18%

M1                  $64,700,000.00             A2/A/A          4.25%    0.22%

M2                  $36,300,000.00             A2/A/A          4.31%    0.28%

M3              (GBP)30,000,000.00             A2/A/A          4.86%    0.28%

M4             (euro) 51,000,000.00            A2/A/A          2.44%    0.28%

C1                  $80,400,000.00         Baa2/BBB/BBB        4.46%    0.43%

C2                  $44,600,000.00         Baa2/BBB/BBB        4.58%    0.55%

C3              (GBP)10,000,000.00         Baa2/BBB/BBB        5.13%    0.55%

C4             (euro) 76,100,000.00        Baa2/BBB/BBB        2.71%    0.55%
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Credit Enhancement

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                                                                   % of Notes
                                                                  Outstanding

Class B and M Notes ((GBP) Equivalent)       (GBP)780,366,759        6.40%

Class C Notes ((GBP) Equivalent)             (GBP)426,431,183        3.50%
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                                                                 % of Funding 2
                                                                      Share

Class B and M Notes ((GBP) Equivalent)       (GBP)780,366,759         6.78%

Class C Notes ((GBP) Equivalent)             (GBP)426,431,183         3.70%
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Programme Reserve Required Percent                                    1.65%

Programme Reserve Required Amount            (GBP)201,156,989         1.75%

Balance Brought Forward                      (GBP)201,156,989         1.75%

Drawings this Period                                 0                0.00%

 *Additions this period                            (GBP)0             0.00%

Current Balance of Funding 2 & Granite
  Master Issuer Reserve Fund                  (GBP)201,156,989        1.75%

Excess Spread this Period                     (GBP)4,688,959          0.04%
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


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.